UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33938

TESSCO Technologies Incorporated

(Exact name of registrant as specified in its charter)

11126 McCormick Road, Hunt Valley, Maryland 21031

(410) 229-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

As previously disclosed, on July 17, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated April 11, 2023, by and among TESSCO Technologies Incorporated, a Delaware corporation (“Tessco” or the “Company”), Alliance USAcqCo 2, Inc., a Delaware corporation (“Parent”), and Alliance USAcqCo 2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger and a wholly owned subsidiary of Parent. As a result of the Merger, all shares of common stock of the Company that had been outstanding were cancelled and converted into the right to receive a cash payment.

Pursuant to the requirements of the Securities Exchange Act of 1934, TESSCO Technologies Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TESSCO Technologies Incorporated

By:	/s/ David Eckelbarger
David Eckelbarger
Authorized Person

Dated: July 27, 2023